[Printed on Community Bancorp, Inc. letterhead]




November 5, 2002




Dear Shareholder:

The Company's Offer to Purchase up to 222,222 shares of Community Bancorp, Inc. common stock, dated October 1, 2002 and amended on October 18, 2002, expired at 5:00 P.M. on November 1, 2002. A total of 134,505 shares were tendered in conjunction with the Offer.

Checks to shareholders who tendered shares, representing the proceeds of the sale of those shares to the Company at a per-share price of $13.50, are expected to be mailed on or before November 8, 2002.


Sincerely,


/s/ James A. Langway

James A. Langway
President and Chief Executive Officer